Mail Stop 6010

December 19, 2006

Mr. Randall Newton
Chief Financial Officer
American Security Resources Corporation
9601 Katy Freeway, Suite 220
Houston, TX 77024

        Re: **American Security Resources Corporation**
                 Form 10-KSB for the year ended December 31, 2005
                 Filed March 30, 2006
                 File No. 000-27419

Dear Mr. Newton:

       We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                       Sincerely,

                       Martin F. James
                       Senior Assistant Chief Accountant